02047130

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

For July 23, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 31 2002
WASH. D.C. 154

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ____________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ____________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PROCESSED
AUG 05 2002
THOMSON
FINANCIAL

PRECISION DRILLING CORPORATION

Precision Drilling

NEWS RELEASE

Calgary, Alberta, Canada – July 23, 2002

PRECISION DRILLING CORPORATION
SECOND QUARTER 2002 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation ("Precision") intends to release its Second Quarter 2002 results at approximately 6:00 a.m. MST (8:00 a.m. EST) on Thursday, August 1, 2002 and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MST (2:00 p.m. EST) on the same day.

Thursday August 1, 2002 at 12:00 Noon MST (2:00 p.m. EST)
Conference call dial in number is 1-888-881-4892

A live webcast of the conference call will be accessible on Precision's website at www.precisiondrilling.com by selecting Investor Relations, with an archived version available after the call ends.

An archived recording of the conference call will be available approximately one hour after the completion of the call until August 8, 2002 by dialing 1-877-289-8525, passcode 202441#

Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Jan Campbell, Corporate Secretary, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500; Fax (403) 264-0251; website: www.precisiondrilling.com

CONFCAL2.WPD

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________________
Jan Campbell
Corporate Secretary

Date: July 23, 2002